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     As filed with the Securities and Exchange Commission on March 31, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               THE SHAW GROUP INC.
                       (Name of Subject Company (Issuer))

                               THE SHAW GROUP INC.
                        (Name of Filing Person (Issuer))

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         LIQUID YIELD OPTION(TM) NOTES DUE 2021 (ZERO COUPON -- SENIOR)
                         (Title of Class of Securities)
                             820280AC9 and 820280AA3
                     (CUSIP Numbers of Class of Securities)

                                   ----------

       Gary P. Graphia                 Copy to:                  Copy to:
Secretary and General Counsel       David P. Oelman         Kris F. Heinzelman
     The Shaw Group Inc.            Thomas P. Mason       Cravath, Swaine & Moore
       4171 Essen Lane          Vinson & Elkins L.L.P.        Worldwide Plaza
    Baton Rouge, LA 70809        2300 First City Tower       825 Eighth Avenue
       (225) 932-2500                 1001 Fannin           New York, NY 10019
                                Houston, TX 77002-6760        (212) 474-1000
                                     (713) 758-2222
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION *                     AMOUNT OF FILING FEE **
--------------------------------------------------------------------------------
          $250,000,000                                    $20,225
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior).

** The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:                 $  20,225
                  Form or Registration No.:               005-45328
                  Filing Party:                           The Shaw Group Inc.
                  Date Filed:                             February 26, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ] Third-party tender offer subject to Rule 14d-1.

                [X] Issuer tender offer subject to Rule 13e-4.

                [ ] Going-private transaction subject to Rule 13e-3.

                [ ] Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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
                             INTRODUCTORY STATEMENT

        The Shaw Group Inc., a Louisiana corporation ("Shaw"), hereby further amends the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed on February 26, 2003, as amended by Amendment No. 1 to the Schedule TO filed on March 14, 2003 ("Amendment No. 1") and Amendment No. 2 to the Schedule TO filed on March 20, 2003 ("Amendment No. 2"), with respect to the offer by Shaw to purchase for cash up to $384,600,000 aggregate principal amount at maturity of its outstanding Liquid Yield Option(TM) Notes due 2021 (Zero Coupon -- Senior) issued on May 1, 2001 (the "LYONs") at a purchase price not greater than $650 nor less than $620 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 3 to the Schedule TO ("Amendment No. 3") is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on February 26, 2003, Amendment No. 1 or Amendment No. 2 (including the exhibits thereto), except as specifically stated in this Amendment No. 3. Accordingly, you are encouraged to read the information contained in this Amendment No. 3 in conjunction with the information contained in the Schedule TO originally filed by Shaw on February 26, 2003, Amendment No. 1 and Amendment No. 2.

         Shaw's offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003, as amended by Amendment No. 1 and Amendment No. 2 and as set forth in this Amendment No. 3 (the "Offer to Purchase"), and the Letter of Transmittal (the "Letter of Transmittal," which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on February 26, 2003 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer expired at 4:15 p.m., Eastern time, on Wednesday, March 26, 2003. The Schedule TO, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

         The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

        The Offer expired at 4:15 p.m., Eastern time on March 26, 2003. Pursuant to the Offer, $689,003,000 aggregate principal amount at maturity of LYONs were validly tendered and not withdrawn prior to the expiration of the Offer. Shaw only accepted for payment the Offer Amount, equal to $384.6 million aggregate principal amount at maturity of LYONs. In order to limit its purchase of LYONs to the Offer Amount in accordance with the Modified Dutch Auction procedure described in the Offer to Purchase, Shaw accepted for payment such LYONs that were validly tendered at or below $645 per $1,000 principal amount at maturity on a pro rata basis from among such tendered LYONs, with the purchase price for all such LYONs accepted for payment equal to $645 per $1,000 principal amount at maturity. As a total of $554,432,000 aggregate principal amount at maturity of LYONs were validly tendered at or below $645 per $1,000 principal amount at maturity, for each holder of LYONs who validly tendered LYONs at or below $645 per $1,000 principal amount at maturity, Shaw purchased approximately 69% of such holder's LYONs tendered at or below such price.

         Shaw paid the Depositary the aggregate purchase price of $248,066,355 for the LYONs.

         Shaw issued a press release on March 27, 2003 and March 31, 2003 announcing the results of the Offer, copies of which are attached as exhibits hereto.

Item 12. Exhibits

         Item 12 is hereby amended and supplemented to add Exhibit (a)(5)(B) as follows:

         (a)(5)(B) Press Release issued by Shaw on March 26, 2003.

         (a)(5)(C) Press Release issued by Shaw on March 31, 2003.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By: /s/ GARY P. GRAPHIA
--------------------------------------
Name:  Gary P. Graphia
Title: Secretary and General Counsel
Dated: March 31, 2003

                                INDEX TO EXHIBITS

     *(a)  (1)(A)   Offer to Purchase, dated February 26, 2003.

     *(a)  (1)(B)   Letter of Transmittal, including taxpayer I.D. guidelines
                    (appears as Exhibit A to the Offer to Purchase).

     *(a)  (5)(A)   Press Release issued by Shaw on February 26, 2003.

      (a)  (5)(B)   Press Release issued by Shaw on March 26, 2003.

      (a)  (5)(C)   Press Release issued by Shaw on March 31, 2003.

     *(b)  (1)      Indenture, dated as of March 17, 2003, between The Shaw
                    Group Inc., the Subsidiary Guarantors named therein and The
                    Bank of New York, as trustee, for 10 3/4% Senior Notes due
                    2010.

      (c)           Not required.

     *(d) Indenture, dated as of May 1, 2001, by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw's current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

      (e)           Not required.

      (g)           None.

      (h)           None.

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      *  Previously filed